UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Esmark Incorporated

(Name of Issuer)

Common Stock, par value, $0.01 per share

(Title of Class of Securities)

296475106

(CUSIP Number)

Madhu S. Vuppuluri
Essar Steel Holdings Limited
c/o Essar Americas
145 East 48th Street
36th Floor
New York, NY 10017
(212) 758-5520

Copy to:

Stephen M. Besen, Esq.
Shearman & Sterling LLP
599 Lexington Ave
New York, NY 10022
(212) 848-4000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

June 25, 2008

(Date of Event Which Requires Filing of this Statement)

SCHEDULE 13D

CUSIP No. 296475106	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Essar Steel Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 2 amends and supplements the Statement on Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on June 6, 2008 (the “Original Schedule 13D”), and amended on June 11, 2008 (as amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Shares”), of Esmark Incorporated, a Delaware corporation (the “Company”), whose principal executive offices are located at 1134 Market Street, Wheeling WV 26003.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following text after the penultimate paragraph of Item 4:

“On June 25, 2008, Parent sent a letter to the Board confirming in writing that Parent was withdrawing its offer to purchase all of the outstanding Shares at $19 per share.”

A copy of such letter is attached as Exhibit 6 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 (a)-(b) of the Schedule 13D is hereby amended and supplemented by adding the following text after the penultimate paragraph of Item 5 (a)-(b):

“In connection with Parent’s withdrawal on June 25, 2008 of its offer to purchase all of the outstanding Shares at $19 per share, Parent and OAO Severstal entered into an assignment and assumption agreement, dated June 25, 2008, pursuant to which OAO Severstal agreed to purchase from Parent the $110 million in loans previously provided to the Company and assume all of Parent’s rights and obligations (including Parent’s right to convert up to an aggregate of $37.5 million principal amount of outstanding indebtedness into 3,000,000 Shares at a price of $12.50 per Share) under each of the Amended WPSC Facility and the ESSG Facility.  On June 26, 2008 Parent completed the sale of such loans and the assignment of such rights and obligations to OAO Severstal, as a result of which Parent ceased to have any beneficial ownership interest in the up to 3,000,000 Shares issuable upon exercise by Parent of the conversion rights granted in connection with each of the Amended WPSC Facility and the ESSG Facility.”

A copy of such agreement is attached as Exhibit 7 hereto and incorporated herein by reference.

The response set forth in Item 5 (e) of the Schedule 13D is hereby amended and restated in its entirety with the following text:

“The response to Item 5(a)-(b) regarding the sale of the loans and assignment of the rights and obligations under each of the Amended WPSC Facility and the ESSG Facility is incorporated herein by reference.”

Page 3 of 6 Pages

Item 7.	Materials to be Filed as Exhibits

The response set forth in Item 7 of the Schedule 13D is amended and supplemented by adding the following:

Exhibit No.	Description
6.	Letter, dated June 25, 2008, to the Board of Directors of Esmark Incorporated from Essar Steel Holdings Limited
7.	Assignment and Assumption Agreement, dated June 25, 2008, by and among Essar Steel Holdings Limited, OAO Severstal, Wheeling-Pittsburgh Steel Corporation and Esmark Steel Service Group, Inc.

Page 4 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

June 26, 2008	ESSAR STEEL HOLDINGS LIMITED

	By:	/s/ Madhu S. Vuppuluri
		Name:	Madhu S. Vuppuluri
		Title:	Authorized Signatory

Page 5 of 6 Pages

EXHIBIT INDEX

Exhibit No.	Description
6.	Letter, dated June 25, 2008, to the Board of Directors of Esmark Incorporated from Essar Steel Holdings Limited
7.	Assignment and Assumption Agreement, dated June 25, 2008, by and among Essar Steel Holdings Limited, OAO Severstal, Wheeling-Pittsburgh Steel Corporation and Esmark Steel Service Group, Inc.

Page 6 of 6 Pages